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SEC FILE NUMER
8- 18974

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hartfield Titus & Donnelly, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Town Square Place Suite 1500
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael George	(201) 217-8055	mgeorge@htdbroker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman& Company, LLP
(Name – if individual, state last, first, and middle name)

290 W. Mount Pleasant Ave.	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

AFFIRMATION

I, Edward J. Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Hartfield Titus & Donnelly, LLC as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Secretary & General Counsel

Title

Notary Public

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2024

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HARTFIELD, TITUS & DONNELLY, LLC
(Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

HARTFIELD, TITUS & DONNELLY, LLC
(Limited Liability Company)
DECEMBER 31, 2021

TABLE OF CONTENTS

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Managing Member
Hartfield, Titus & Donnelly, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hartfield, Titus & Donnelly, LLC's management. Our responsibility is to express an opinion on Hartfield, Titus & Donnelly, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hartfield, Titus & Donnelly, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Hartfield, Titus & Donnelly, LLC's auditor since 1991.
Livingston, New Jersey
March 9, 2022

HARTFIELD, TITUS & DONNELLY, LLC
(Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	2,118,697
Receivable from broker-dealers		274,062
Deposits with clearing house		608,235
Investment in limited liability company		122,000
Due from related parties		1,923
Prepaid expenses and advances		91,073
Property and equipment, net		138,543
Cash surrender value of officers' life insurance, net of loans of $159,530		281,170
Other receivable		4,375
Security deposits		175,414
Deposit in escrow		2,000,000
Right of use asset		3,319,158
TOTAL ASSETS	$	9,134,650

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,613,408
Other taxes payable		17,700
Lease liability		3,487,116
Security deposit held		16,212
Other liabilities		61,319
Total liabilities		5,195,755
Commitments and contingencies (Notes 5, 6, 9, 10 and 12)		
Members' equity:		
Voting		1,646,627
Non-voting		2,292,268
Total members' equity		3,938,895
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	9,134,650

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the"Company") was formed as a limited liability company in the state of New Jersey. Hartfield serves the investment community principally as a broker of municipal securities, corporate bonds and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Hartfield's operations also included the results of Munibrokers, LLC, ("Munibrokers") a wholly-owned subsidiary for the period January 1, 2021 through April 9, 2021, offering information and support services to other fixed income brokers, dealers and other institutional clients. As more fully described in Note 12, resulting from the application of the guidance in ASC 250-20 *Discontinued Operations,* and ASC 810-10 *Consolidation*, the gain from operations, and cash flows from operating and investing activities of Munibrokers are presented separately from the continuing operations of Hartfield because the completed sale and disposal of Munibrokers represents a strategic shift that is expected to have a significant effect on the operations and financial results. However, the operations of Hartfield will not be affected by this transaction. See Note 12 – Discontinued Operations of Component and Sale.

As a limited liability company, the members are not liable for the debts, obligations, or liabilities of the entities, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Restricted cash is subject to a legal and contractual restriction by third parties as well as a restriction as to withdrawal or use including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The deposit with the clearing broker is considered restricted cash.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Investment in Limited Liability Company

The Company accounted for its investment in a limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investee company is not included in the statement of financial condition . However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2021.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change

Income Taxes

As a limited liability company, Hardfield is treated as a partnership for federal and state income tax purposes. Additionally, as a asingle member limited liability company, Munibrokers does not file a tax return. Rather, its activities are included on the partnership tax returns of Hartfield. Accordingly, no provision has been made for income taxes in the accompanying financial statement, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC francise fees, which are included in this financial statement. Hartfield files income tax returns in the U.S.federal jurisdiction and various state and local jurisdictions

Revenue from Contracts with Customers

Commission income: The Company acts as an interdealer broker in fixed income securities on behalf of its clients. The Company acts as an undisclosed agent brokering transactions between other registered broker dealers and certain other financial institutions. Each time we facilitate a matched trade between our clients we earn a commission. Commissions and related clearing expenses are recorded on the trade date (the date the matched buy and sell trade orders are agreed to, executed and confirmed by the counterparties). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon, the contractual obligations are binding and we share in the risk of clearing and settlement. Commission are collected at the settlement date, generally the second business day after the trade date.

Software subscription fee income: The Company, through its subsidiary Munibrokers, LLC delivered access to the aggregated content of inter-dealer brokers in the municipal bond market to authorized users. Subscription basis revenue represented a single promise to provide access to data. See Note 12. Revenue was recognized over time on a ratable basis over the contract term, which generally is one year. Invoices for subscriptions were rendered monthly to subscribers.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertainty due to COVID -19

During the calendar year 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the impact, duration and spread of the COVID-19 virus is uncertain at this time. Currently, the virus has not caused any significant business disruption for the Company while its employees work remotely. Given the uncertainty of the situation, the duration of any business disruption and related financial impact cannot be reasonably estimated at this time. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Current Expected Credit Losses

The Company accounts for expected credit losses in accordance with ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Right of Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on straight- line basis over the lease term.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Right of Use Assets and Lease Liabilities (Continued)

Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

The discount rate is the implicit rate if it is readily determinable or the Company may use its incremental borrowing rate. The present value of the lease payments was determined using a 5.75% incremental borrowing rate. Right of use assets also exclude lease incentives. During the year, the Company entered into a new lease agreement and the present value of the lease payments was determined using a 4.25% incremental borrowing rate.

The Company reconciles the operating lease expense with the operating lease payments and the amortization of the right of use asset and the change in the lease liability.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. There were no material subsequent events that require recognition or additional disclosure except as disclosed in Note 11.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2021, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per financial institution. As of December 31, 2021, $1,785,612 was on deposit in excess of FDIC coverage. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash and cash equivalents.

NOTE 3. DEPOSIT WITH CLEARING BROKER

The Company entered into an agreement with Hilltop Securities, Inc. ("Hilltop") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum interest-bearing deposit in the amount of $600,000.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021, consisted of the following:

Equipment	$	492,710
Leasehold improvements		406,177
Furniture and fixtures		125,703
		1,024,590
Less: accumulated depreciation		(886,047)
Property and equipment, net	$	138,543

NOTE 5. RELATED-PARTY TRANSACTIONS

The Company provides support and administrative services to an affiliated company, RW Smith & Associates, LLC ("RWS"). RWS is affiliated by common ownership. The Company has non-interest bearing advances to RWS which are payable on demand.

Consulting Agreements

The Company entered into agreements with a voting member to provide consulting services to the Company.

The Company entered into an agreement with a former voting member to provide consulting services to the Company.

The Company entered into an agreement with a former non-voting member to provide consulting services to the Company.

The Company entered into an agreement with a non-voting member to provide consulting services to the Company.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations, or liquidity, over and above any previously accrued amounts.

The Company is subject to various legal proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition.

Leases

The Company leases office facilities in New Jersey, California, Illinois, Texas and Florida. The term of the lease agreement relating to the Company's New Jersey facility, set to expire in March 2023, was extended to expire in March 2028. This modification to the lease resulted in an increase in the right- of- use asset and lease liability of $1,743,720.

The lease agreement for the Company's Texas facility expired in August 2021 and the term was extended through August 2023. This modification of the lease resulted in an increase in the right- of - use asset and lease liability of $84,265.

In July 2021, the Company entered into a lease for its facility in Florida whose term expires in August 2023. The addition of the new lease resulted in an increase in the right- of- use asset and lease liability of $372,531.

The Company also leases its California and Illinois office facilities under operating leases, which expire through 2026.

NOTE 6. COMMITMENTS AND CONTINGENCIES (Continued)

Leases (continued)

As of December 31, 2021, maturities of the outstanding lease liability for the Company were approximately as follows:

2022	$ 712,137
2023	699,143
2024	631,735
2025	577,340
2026	483,212
Thereafter	590,352
Total	3,693,919
Discount to present value	206,803
Lease liability	$ 3,487,116

Other information related to leases as of December 31, 2021:

Weighted average remaining lease term: 3.30 years
Weighted average discount rate: 4.75%

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2021.

NOTE 8. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the life of the former president in the amount of $200,000. At December 31, 2021, loans payable to the insurance company in the amount of $159,530, bearing interest at a rate of 7% per annum, are collateralized by the cash value of the policy.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2021, the Company had regulatory net capital of $1,405,567, which exceeded the Company's minimum net capital requirement of $125,106. The Company's percentage of aggregate indebtedness to net capital was approximately 134% as of December 31, 2021.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As an interdealer broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop, which guarantees the transactions, while the remaining securities transactions are with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company does not require collateral to support such obligations.

NOTE 11. INVESTMENT IN LIMITED LIABILITY COMPANY

In September 2013, the Company and several other municipal securities inter-broker dealers formed MBIS. MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the SEC and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns a 9% interest in MBIS and elects to account for its investment on the cost basis, as the fair value of the interest is not readily determinable. The carrying value of the Company's investment at December 31, 2021, amounted to $122,000. Management has reviewed the value of the investment as of December 31, 2021, and has determined that no impairment has been sustained. In January 2022, Municipal Bond Information Services, LLC was sold to an unrelated buyer for cash consideration and deferred payments as defined in the Membership Interest Purchase Agreement.

NOTE 12. DISCONTINUED OPERATION OF COMPONENT AND SALE

The assets of Munibrokers were sold for consideration in the amount of $17,000,000 subject to closing adjustments plus aggregate amount of earn out payments.

Simultaneously, the Company entered into an escrow agreement with the unrelated buyer as part of the closing adjustments. At closing, the buyer delivered to the escrow agent an amount equal to $2,000,000, which represents the indemnity escrow amount and $25,000, which represents the purchase price adjustment escrow account. All escrow accounts will be released 18 months after the date of the agreement. As additional consideration for the membership interest, the Company shall be entitled to receive an earnout amount equal to certain calculations, subject to the terms and conditions of the Agreement.

NOTE 12. DISCONTINUED OPERATION OF COMPONENT AND SALE (Continued)

On April 9, 2021 the Company completed the Membership Interest Purchase Agreement ("MIPA") dated September 10, 2020, with the unrelated buyer (the "Buyer") for 100% interest in Munibrokers, LLC for cash consideration and potential future earnout payments. The potential future earnout payments are subject to the terms and conditions as defined within the MIPA for the following earnout periods:

(a) First Earnout Calculation period (April9, 2021 to March 31,2022)
(b) Second Earnout Calculation period (April 1, 2022 to March 31,2023) and
(c) Third Earnout Calculation period (April 1, 2023 to March 31, 2024.

In addition, the Company entered into an agreement with a broker to evaluate potential strategic alternatives for a monthly retainer fee of $15,000. At the closing of the transaction, the Company was paid a success fee of $900,000.

Major classes of line items constituting income from operations of discontinued component:

Revenues - Software subscription fee income	$ 588,630
Operating and administrative expenses:	
Employee compensation and benefits	144,443
Technology and communications	154,710
Occupancy and equipment	15,062
Other	37,375
Total operating and administrative expenses	351,590
Income from operations of discontinued component	$ 237,040

Cash flows from discontinued operations for the period January 1, to April 9, 2021:

Cash flows from discontinued operating activities:	
Income from operations of discontinued component	$ 237,040
Adjustments to reconcile gain from discontinued operations of assets held for sale to net cash provided by:	
Discontinued operating activities:	
Depreciation	8,542
Changes in assets and liabilities held for sale:	
Receivable from broker-dealers	26,670
Other Receivable	194
Accounts payable and accrued expenses	(77,196)
Total adjustments	(41,790)
Net cash provided by discontinued operating activities	195,250

NOTE 12. DISCONTINUED OPERATION OF COMPONENT AND SALE (Continued)

Cash flows used in financial activities:	
Distributions	(200,000)
Net decrease in cash	(4,750)
Cash – beginning	33,740
CASH– ENDING	$ 28,990